SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001- 20
PUBLICLY HELD COMPANY
CVM Registration: 1431-1
SEC (CUSIP) Registration 20441B407 – Class “B”
Preferred Shares
SEC (CUSIP) Registration 20441B308 – Common Shares
LATIBEX Registration 29922 – Class “B” Preferred Shares

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The shareholders of Companhia Paranaense de Energia - COPEL are hereby invited to attend an Extraordinary Shareholders’ Meeting, to be held on November 28, 2008, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800 - 10º andar, Curitiba, to deliberate on the following agenda:

1. The spin-off and winding up of the wholly-owned subsidiary Copel Participações S.A. and the transfer of its assets to Companhia Paranaense de Energia – Copel and Copel Geração e Transmissão S.A., comprising:
1.1) Approval of the Protocol and Justification of the Complete Spin-off and Winding Up of Copel Participações S.A.;
1.2) Approval of the appointment of the Company to draw up the Accounting Appraisal Report; and
1.3) Approval of the Copel Participações S.A. Accounting Appraisal Report.

Notes:
a) The spin-off of Copel Participações will be based on the audited quarterly financial statements of September 30, 2008, updated to October 31, 2008;
b) The preliminary report and other relevant documents are already available to shareholders at the Company’s headquarters. The definitive report, with base date October 31, 2008, will be available as of November 26;
c) The capital stock and the number of shares of Companhia Paraense de Energia – Copel will not suffer any alteration since they already reflect the capital stock of the wholly-owned subsidiary Copel Participações S.A. Consequently, the present transaction will only involve the reallocation of assets; and
d) Powers of attorney for the Shareholders’ Meeting should be deposited at Copel’s headquarters with the Financial and Investor Relations Department, at Rua Coronel Dulcídio, 800, 2º andar, Curitiba, not later than 48 hours prior to the Meeting.

Curitiba, October 27, 2008

João Bonifácio Cabral Júnior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.